SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 21 TO SCHEDULE 13D)

Under the Securities Exchange Act of 1934

BSML, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

110415106
(CUSIP Number)

CRAIGH LEONARD, ESQ.
Morrison & Foerster LLP
1290 Avenue of the Americas
NEW YORK, NEW YORK 10104-0050
(212) 468-8007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons S.S. or I.R.S. identification Nos. of above persons	R. ERIC MONTGOMERY

(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒

(3)	SEC use only

(4)	Source of funds (see instructions)	PF

(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	United States

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power	299,458

(8)	Shared voting power	None

(9)	Sole dispositive power	299,458

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned by each reporting person	299,458

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐

(13)	Percent of class represented by amount in Row (11)

(14)	Type of reporting person (see instructions)	IN

BSML, INC. SCHEDULE 13D
AMENDMENT NO. 21

NOTE: This Amendment No. 21 amends a Statement on Schedule 13D originally filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001, by an Amendment No. 11 filed on July 23, 2001, by an Amendment No. 12 filed on November 13, 2001, by an Amendment No. 13 filed on December 17, 2001, by an Amendment No. 14 filed on January 27, 2003, by an Amendment No. 15 filed on January 7, 2004, by an Amendment No. 16 filed on June 2, 2006, by an Amendment No. 17 filed on June 14, 2006, by Amendment No. 18 filed on June 30, 2006, by an Amendment No. 19 filed on December 14, 2006 and by an Amendment No. 20 filed on December 27, 2006. This Amendment No. 21 is filed on behalf of R. Eric Montgomery.

This Amendment No. 21 is being filed to reflect that R. Eric Montgomery is no longer a member of the group filing this Schedule 13D. There has been no change in the information relating to R. Eric Montgomery in response to Items 1, 3, 4 or 7 of Schedule 13D. Accordingly, Items 1, 3, 4 and 7 are omitted from this Amendment No. 21.

Item 2.	Identity and Background.

Item 2 is amended insofar as necessary to indicate that R. Eric Montgomery is no longer a member of the group filing this Schedule 13D and to delete all other references to R. Eric Montgomery.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)

Item 5(a) is hereby amended to delete any reference therein to R. Eric Montgomery.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following paragraph:

R. Eric Montgomery has notified the other parties to the 13D Group Agreement previously filed as Exhibit KK to this Schedule 13D that he is no longer a party to such agreement or a member of the group filing this Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 2007

/s/ R. Eric Montgomery
R. Eric Montgomery